FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 30, 2014

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: July 30, 2014	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, 333, Keelung Rd., Sec. 1 Taipei, Taiwan, 110 Tel: + 886.2.6636.5678 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, Chief Financial Officer Eddie Chang, Senior Director Joseph Su, Senior Manager ir@aseglobal.com Michelle Jao, Manager (US Contact) mjao@iselabs.com Tel: + 1.510.687.2481

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2014

Taipei, Taiwan, R.O.C., July 30, 2014 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of packaging and testing services, today reported unaudited net revenues1 of NT$58,615 million for the second quarter of 2014 (2Q14), up by 15% year-over-year and up by 7% sequentially.  Net income attributable to shareholders of the parent for the quarter totaled NT$5,094 million, up from a net income attributable to shareholders of the parent of NT$3,820 million in 2Q13 and up from a net income attributable to shareholders of the parent of NT$3,438 million in 1Q14.  Diluted earnings per share for the quarter were NT$0.64 (or US$0.107 per ADS), compared to diluted earnings per share of NT$0.50 for 2Q13 and NT$0.44 for 1Q14.

RESULTS OF OPERATIONS

2Q14 Results Highlights – Consolidated
●
Net revenue contribution from packaging operations, testing operations, EMS operations, substrates sold to third parties and others each represented approximately 52%, 11%, 35%, 2% and 0%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$46,015 million, up by 14% year-over-year and up from NT$44,351 million in the previous quarter.

-	Raw material cost totaled NT$25,142 million during the quarter, representing 43% of total net revenues, compared with NT$24,966 million and 46% of total net revenues in the previous quarter.

-	Labor cost totaled NT$8,179 million during the quarter, representing 14% of total net revenues, compared with NT$7,440 million and 14% of total net revenues in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$6,142 million during the quarter, up by 1% year-over-year and up by 1% sequentially.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in R.O.C.). Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

Advanced Semiconductor Engineering Inc.

●	Gross margin increased 2.6 percentage points to 21.5% in 2Q14 from 18.9% in 1Q14.
●
Total operating expenses during 2Q14 were NT$6,000 million, including NT$2,681 million in R&D and NT$3,319 million in SG&A, compared with total operating expenses of NT$5,279 million in 1Q14.  Total operating expenses as a percentage of net revenues was 10% in 2Q14, which remained the same as 2Q13 and 1Q14.

●	Operating income for the quarter totaled NT$6,600 million, up from NT$5,070 million in the previous quarter. Operating margin was 11.3% in 2Q14 compared to 9.3% in 1Q14.
●	In terms of non-operating items:
-	Net interest expense was NT$500 million, down from NT$531 million in 1Q14.
-	Net foreign exchange gain of NT$711 million was primarily attributable to the depreciation of the U.S. dollar against NT dollar and Renminbi (“RMB”).
-	Loss on equity-method investments of NT$31 million was primarily attributable to the loss from investment on Advanced Microelectronic Products, Inc.
-	Loss on valuation of financial assets and liabilities was NT$948 million.
-
Other net non-operating income of NT$218 million were primarily related to miscellaneous income.  Total non-operating expenses for the quarter were NT$550 million, compared to total non-operating expenses of NT$365 million for 2Q13 and total non-operating expenses of NT$786 million for 1Q14.

●
Income before tax was NT$6,050 million for 2Q14, compared to NT$4,284 million in the previous quarter.  We recorded income tax expense of NT$818 million during the quarter, compared to NT$727 million in 1Q14.

●
In 2Q14, net income attributable to shareholders of the parent was NT$5,094 million, compared to net income attributable to shareholders of the parent of NT$3,820 million for 2Q13 and net income attributable to shareholders of the parent of NT$3,438 million for 1Q14.

●
Our total number of shares outstanding at the end of the quarter was 7,824,220,046, including treasury stock owned by our subsidiaries.  Our 2Q14 diluted earnings per share of NT$0.64 (or US$0.107 per ADS) were based on 7,835,167,631 weighted average number of shares outstanding in 2Q14.

2Q14 Results Highlights – IC ATM2
●
Net revenue contribution from IC ATM operations was NT$39,266 million for the second quarter of 2014, up by 8% year-over-year and up by 14% sequentially.  Net revenue contribution from packaging operations, testing operations, and substrates sold to third parties was NT$31,792 million, NT$6,600 million, and NT$874 million, respectively, and each represented approximately 81%, 17%, and 2%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$28,678 million, up by 4% year-over-year and up by 10% sequentially.

-	Raw material cost totaled NT$9,454 million during the quarter, representing 24% of total net revenues, compared with NT$8,352 million and 24% of total net revenues in the previous quarter.

-	Labor cost totaled NT$7,317 million during the quarter, representing 19% of total net revenues, compared with NT$6,638 million and 19% of total net revenues in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$5,871 million during the quarter, up by 2% year-over-year and up by 1% sequentially.

2 ATM stands for Semiconductor Assembly, Testing and Material.

Advanced Semiconductor Engineering Inc.

●	Gross margin increased 3.0 percentage points to 27.0% in 2Q14 from 24.0% in 1Q14.
●
Total operating expenses during 2Q14 were NT$4,615 million, including NT$2,169 million in R&D and NT$2,446 million in SG&A, compared with total operating expenses of NT$4,033 million in 1Q14.  Total operating expenses as a percentage of net revenues was 12% in 2Q14, up from 11% in 2Q13 and remained the same as 1Q14.

●	Operating income for the quarter totaled NT$5,973 million, up from NT$4,210 million in the previous quarter. Operating margin was 15.2% in 2Q14 compared to 12.3% in 1Q14.

2Q14 Results Highlights – EMS
●	Net revenue contribution from EMS operations was NT$20,509 million, up by 45% year-over-year and down by 4% sequentially.
●	Cost of revenues was NT$18,468 million, up by 47% year-over-year and down by 4% sequentially.

-	Raw material cost totaled NT$15,704 million during the quarter, representing 77% of total net revenues, compared with NT$16,623 million and 78% of total net revenues in the previous quarter.

-	Labor cost totaled NT$862 million during the quarter, representing 4% of total net revenues, compared with NT$803 million and 4% of total net revenues in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$261 million during the quarter, up by 1% year-over-year and down by 3% sequentially.
●	Gross margin increased to 10.0% in 2Q14 from 9.6% in 1Q14.
●
Total operating expenses during 2Q14 were NT$1,349 million, including NT$535 million in R&D and NT$814 million in SG&A, compared with total operating expenses of NT$1,224 million in 1Q14.  Total operating expenses as a percentage of net revenues was 7% in 2Q14, down from 8% in 2Q13 and up from 6% in 1Q14.

●	Operating income for the quarter totaled NT$692 million, down from NT$833 million in the previous quarter. Operating margin decreased to 3.4% in 2Q14 from 3.9% in 1Q14.

LIQUIDITY AND CAPITAL RESOURCES
●	As of June 30, 2014, our cash and current financial assets totaled NT$45,383 million, compared to NT$48,866 million as of March 31, 2014.
●	Capital expenditures in 2Q14 totaled US$360 million, of which US$257 million were used for packaging, US$54 million for testing, US$43 million for EMS and US$6 million for interconnect materials.
●
As of June 30, 2014, we had total debt of NT$87,046 million, compared to NT$89,625 million as of March 31, 2014.  Total debt consisted of NT$33,281 million of short-term borrowings, NT$6,044 million of the current portion of bonds payable, long-term borrowings and capital lease obligations and NT$47,721 million of bonds payable, long-term borrowings and capital lease obligations.  Total unused credit lines amounted to NT$132,128 million.

●	Current ratio as of June 30, 2014 was 1.23, compared to 1.44 as of March 31, 2014. Net debt to equity ratio was 0.33 as of June 30, 2014.
●	Total number of employees was 64,285 as of June 30, 2014, compared to 58,021 as of June 30, 2013 and 60,513 as of March 31, 2014.

Advanced Semiconductor Engineering Inc.

BUSINESS REVIEW

Packaging Operations3
●	Net revenues generated from our packaging operations were NT$31,792 million during the quarter, up by NT$2,761 million, or by 10% year-over-year, and up by NT$4,005 million, or by 14% sequentially.
●
Net revenues from advanced packaging accounted for 26% of our total packaging net revenues during the quarter, down by 1 percentage point from the previous quarter.  Net revenues from IC wirebonding accounted for 64% of our total packaging net revenues during the quarter, remained the same as the previous quarter.  Net revenues from discrete and others accounted for 10% of our total packaging net revenues during the quarter, up by 1 percentage point from the previous quarter.

●	Gross margin for our packaging operations during the quarter was 24.2%, up by 3.9 percentage points year-over-year and up by 2.6 percentage points from the previous quarter.
●
Capital expenditures for our packaging operations amounted to US$257 million during the quarter, of which US$46 million were used for purchases of wafer bumping and flip chip packaging equipment, US$182 million for common equipment purchases, including SiP equipment purchases, and US$29 million for wirebond specific purposes.

●	As of June 30, 2014, there were 15,762 wirebonders in operation. 470 wirebonders were added and 83 wirebonders were disposed of during the quarter.

Testing Operations
●	Net revenues generated from our testing operations were NT$6,600 million, up by NT$95 million, or by 1% year-over-year, and up by NT$815 million, or by 14% sequentially.
●
Final testing accounted for 77% of our total testing net revenues, down by 2 percentage points from the previous quarter.  Wafer sort accounted for 21% of our total testing net revenues, up by 2 percentage points from the previous quarter.  Engineering testing accounted for 2% of our total testing net revenues, remained the same as the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,690 million, down from NT$1,715 million in 2Q13 and up from NT$1,642 million in 1Q14.
●	In 2Q14, gross margin for our testing operations was 37.2%, down by 1.4 percentage points year-over-year and up by 4.9 percentage points from the previous quarter.
●	Capital expenditures for our testing operations amounted to US$54 million during the quarter.
●	As of June 30, 2014, there were 3,244 testers in operation. 138 testers were added and 49 testers were disposed of during the quarter.

EMS Operations
●	Net revenues generated from our EMS operations were NT$20,509 million, up by NT$6,323 million, or by 45% year-over-year, and down by NT$867 million, or by 4% sequentially.
●
Communications products accounted for 44% of our total net revenues from EMS operations, down by 4 percentage points from the previous quarter.  Computing products accounted for 24% of our total net revenues from EMS operations, up by 2 percentage points from the previous quarter.  Consumer products accounted for 11% of our total net revenues from EMS operations, up by 1 percentage point from the previous quarter.  Industrial products accounted for 12% of our total net revenues from EMS operations, remained the same as the previous quarter.  Automotive products accounted for 8% of our total net revenues from EMS operations, up by 1 percentage point from the previous quarter.

3 IC packaging services include module assembly services.

Advanced Semiconductor Engineering Inc.

●	In 2Q14, gross margin for our EMS operations was 10.0%, down by 1.4 percentage points year-over-year and up by 0.4 percentage points from the previous quarter.
●	Capital expenditures for our EMS operations amounted to US$43 million during the quarter.

Substrate Operations
●
PBGA substrate manufactured by ASE amounted to NT$2,518 million during the quarter, up by NT$149 million, or by 6% year-over-year, and up by NT$432 million, or by 21% from the previous quarter.  Of the total output of NT$ 2,518 million, NT$873 million was from sales to external customers.

●	Gross margin for substrate operations was 20.3% during the quarter, up by 6.1 percentage points year-over-year and up by 3.6 percentage points from the previous quarter.
●	In 2Q14, our internal substrate manufacturing operations supplied 34% (by value) of our total substrate requirements.

Customers
IC ATM CONSOLIDATED BASIS
●
Our five largest customers together accounted for approximately 32% of our total net revenues in 2Q14, compared to 37% in 2Q13 and 34% in 1Q14.  There was no customer which accounted for more than 10% of our total net revenues in 2Q14.

●	Our top 10 customers contributed 46% of our total net revenues during the quarter, compared to 50% in 2Q13 and 47% in 1Q14.
●	Our customers that are integrated device manufacturers, or IDMs, accounted for 37% of our total net revenues during the quarter, compared to 34% in 2Q13 and 36% in 1Q14.

EMS BASIS
●
Our five largest customers together accounted for approximately 71% of our total net revenues in 2Q14, compared to 61% in 2Q13 and 73% in 1Q14.  There were two customers that accounted for more than 10% of our total net revenues in 2Q14.

●	Our top 10 customers contributed 84% of our total net revenues during the quarter, compared to 79% in 2Q13 and 86% in 1Q14.

OUTLOOK
Based on our current business outlook and exchange rate assumptions, management projects overall performance for the third quarter of 2014 to be as follows:

●	IC-ATM production capacity should increase by roughly 4% quarter-over-quarter; blended IC-ATM utilization rate should increase by 2-4% from around 80% in Q2;

●	The pace for our EMS first-half year-over-year growth should carry into Q3;

●	Consolidated gross margin should edge down, while consolidated operating margin should edge up.

About ASE, Inc.
ASE, Inc. is the world's largest independent provider of packaging services and testing services, including front-end engineering testing, wafer probing and final testing services.  With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services.  For more information, please visit our website at http://www.aseglobal.com.

Advanced Semiconductor Engineering Inc.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release.  The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2013 Annual Report on Form 20-F filed on April 17, 2014.

Supplemental Financial Information

IC ATM Consolidated Operations
Amounts in NT$ Millions	2Q/14	1Q/14	2Q/13
Net Revenues	39,266	34,351	36,295
Revenues by Application
Communication	50%	52%	55%
Computer	12%	12%	11%
Automotive and Consumer	38%	36%	34%
Others	0%	0%	0%
Revenues by Region
North America	60%	60%	60%
Europe	10%	11%	11%
Taiwan	18%	17%	17%
Japan	6%	7%	6%
Other Asia	6%	5%	6%

Packaging Operations
Amounts in NT$ Millions	2Q/14	1Q/14	2Q/13
Net Revenues	31,792	27,787	29,031
Revenues by Packaging Type
Advanced Packaging	26%	27%	27%
IC Wirebonding	64%	64%	63%
Discrete and Others	10%	9%	10%
Capacity
CapEx (US$ Millions)*	257	65	146
Number of Wirebonders	15,762	15,375	15,565

Testing Operations
Amounts in NT$ Millions	2Q/14	1Q/14	2Q/13
Net Revenues	6,600	5,785	6,505
Revenues by Testing Type
Final test	77%	79%	80%
Wafer sort	21%	19%	18%
Engineering test	2%	2%	2%
Capacity
CapEx (US$ Millions)*	54	27	74
Number of Testers	3,244	3,155	3,057

EMS Operations
Amounts in NT$ Millions	2Q/14	1Q/14	2Q/13
Net Revenues	20,509	21,376	14,186
Revenues by End Application
Communication	44%	48%	24%
Computer	24%	22%	29%
Consumer	11%	10%	17%
Industrial	12%	12%	18%
Automotive	8%	7%	10%
Others	1%	1%	2%
Capacity
CapEx (US$ Millions)*	43	16	7
* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Statement of Comprehensive Income Data
 (In NT$ millions, except per share data)
(Unaudited)

	For the three months ended						For the period ended
	Jun. 30 2014		Mar. 31 2014		Jun. 30 2013		Jun. 30 2014		Jun. 30 2013
Net revenues:
Packaging		30,641		26,722		29,021		57,363		53,924
Testing		6,600		5,785		6,505		12,385		12,228
Direct Material		873		779		759		1,652		1,438
EMS		20,501		21,365		14,186		41,866		30,569
Others		-		49		289		49		791
Total net revenues		58,615		54,700		50,760		113,315		98,950

Cost of revenues		(46,015)		(44,351)		(40,324)		(90,366)		(80,233)
Gross profit		12,600		10,349		10,436		22,949		18,717

Operating expenses:
Research and development		(2,681)		(2,293)		(2,260)		(4,974)		(4,244)
Selling, general and administrative		(3,319)		(2,986)		(2,773)		(6,305)		(5,467)
Total operating expenses		(6,000)		(5,279)		(5,033)		(11,279)		(9,711)
Operating income		6,600		5,070		5,403		11,670		9,006

Net non-operating (expenses) income:
Interest expense - net		(500)		(531)		(475)		(1,031)		(965)
Foreign exchange gain (loss)		711		(668)		(26)		43		(499)
Gain (loss) on equity-method investments		(31)		(64)		(17)		(95)		(31)
Gain (loss) on valuation of financial assets and liabilities		(948)		304		286		(644)		901
Others		218		173		(133)		391		(215)
Total non-operating expenses		(550)		(786)		(365)		(1,336)		(809)
Income before tax		6,050		4,284		5,038		10,334		8,197

Income tax expense		(818)		(727)		(1,127)		(1,545)		(1,930)
Income from continuing operations and before noncontrolling interest		5,232		3,557		3,911		8,789		6,267
Noncontrolling interest		(138)		(119)		(91)		(257)		(216)

Net income attributable to shareholders of the parent		5,094		3,438		3,820		8,532		6,051

Per share data:
Earnings (losses) per share
– Basic	NT$	0.66	NT$	0.45	NT$	0.51	NT$	1.11	NT$	0.81
– Diluted	NT$	0.64	NT$	0.44	NT$	0.50	NT$	1.08	NT$	0.79

Earnings (losses) per equivalent ADS
– Basic	US$	0.110	US$	0.075	US$	0.086	US$	0.184	US$	0.137
– Diluted	US$	0.107	US$	0.072	US$	0.084	US$	0.179	US$	0.134

Number of weighted average shares used in diluted EPS calculation (in thousands)		7,835,168		7,790,716		7,580,516		7,820,488		7,582,164

Exchange rate (NT$ per US$1)		30.13		30.15		29.76		30.14		29.54

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Statement of Comprehensive Income Data – IC ATM
 (In NT$ millions, except per share data)
(Unaudited)

	For the three months ended						For the period ended
	Jun. 30 2014		Mar. 31 2014		Jun. 30 2013		Jun. 30 2014		Jun. 30 2013
Net revenues:
Packaging		31,792		27,787		29,031		59,579		53,946
Testing		6,600		5,785		6,505		12,385		12,228
Direct Material		874		779		759		1,653		1,438
Total net revenues		39,266		34,351		36,295		73,617		67,612

Cost of revenues		(28,678)		(26,108)		(27,572)		(54,786)		(52,665)
Gross profit		10,588		8,243		8,723		18,831		14,947

Operating expenses:
Research and development		(2,169)		(1,836)		(1,802)		(4,005)		(3,377)
Selling, general and administrative		(2,446)		(2,197)		(2,111)		(4,643)		(4,091)
Total operating expenses		(4,615)		(4,033)		(3,913)		(8,648)		(7,468)
Operating income		5,973		4,210		4,810		10,183		7,479

Net non-operating (expenses) income:
Interest expense - net		(513)		(553)		(499)		(1,066)		(1,009)
Foreign exchange gain (loss)		675		(685)		19		(10)		(459)
Gain (loss) on equity-method investments		405		554		405		959		991
Gain (loss) on valuation of financial assets and liabilities		(1,021)		298		123		(723)		694
Others		260		214		(25)		474		(87)
Total non-operating income		(194)		(172)		23		(366)		130
Income before tax		5,779		4,038		4,833		9,817		7,609

Income tax expense		(647)		(570)		(975)		(1,217)		(1,481)
Income from continuing operations and before noncontrolling interest		5,132		3,468		3,858		8,600		6,128
Noncontrolling interest		(38)		(30)		(38)		(68)		(77)

Net income attributable to shareholders of the parent		5,094		3,438		3,820		8,532		6,051

Per share data:
Earnings (losses) per share
– Basic	NT$	0.66	NT$	0.45	NT$	0.51	NT$	1.11	NT$	0.81
– Diluted	NT$	0.64	NT$	0.44	NT$	0.50	NT$	1.08	NT$	0.79

Number of weighted average shares used in diluted EPS calculation (in thousands)		7,835,168		7,790,716		7,580,516		7,820,488		7,582,164

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Statement of Comprehensive Income Data – EMS
 (In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Jun. 30 2014	Mar. 31 2014	Jun. 30 2013	Jun. 30 2014	Jun. 30 2013
Net revenues:
Total net revenues	20,509	21,376	14,186	41,885	30,569

Cost of revenues	(18,468)	(19,319)	(12,573)	(37,787)	(27,078)
Gross profit	2,041	2,057	1,613	4,098	3,491

Operating expenses:
Research and development	(535)	(481)	(473)	(1,016)	(897)
Selling, general and administrative	(814)	(743)	(623)	(1,557)	(1,288)
Total operating expenses	(1,349)	(1,224)	(1,096)	(2,573)	(2,185)
Operating income	692	833	517	1,525	1,306

Net non-operating (expenses) income:
Total non-operating income	138	55	45	193	128
Income before tax	830	888	562	1,718	1,434

Income tax expense	(178)	(165)	(51)	(343)	(222)
Income from continuing operations and before noncontrolling interest	652	723	511	1,375	1,212
Noncontrolling interest	(105)	(90)	(54)	(195)	(143)

Net income attributable to shareholders of the parent	547	633	457	1,180	1,069

 Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

	As of Jun. 30, 2014	As of Mar. 31, 2014

Current assets:
Cash and cash equivalents	41,730	43,577
Financial assets – current	3,653	5,289
Notes and accounts receivable	41,115	37,857
Inventories	37,427	36,269
Others	4,483	4,150
Total current assets	128,408	127,142

Financial assets – non current & Investments – equity method	2,574	2,609
Property plant and equipment	135,555	130,422
Intangible assets	11,864	11,946
Prepaid lease payments	2,547	2,490
Others	6,652	5,212
Total assets	287,600	279,821

Current liabilities:
Short-term borrowings	33,281	33,854
Current portion of bonds payable	728	742
Current portion of long-term borrowings & capital lease obligations	5,316	5,040
Notes and accounts payable	26,702	25,471
Others	38,092	23,071
Total current liabilities	104,119	88,178

Bonds payable	20,781	20,976
Long-term borrowings & capital lease obligations	26,940	29,013
Other liabilities	8,884	8,653
Total liabilities	160,724	146,820
Noncontrolling interest	4,321	4,324

Shareholders of the parent	122,555	128,677
Total liabilities & shareholders’ equity	287,600	279,821

Current Ratio	1.23	1.44
Net Debt to Equity	0.33	0.31